UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 13, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

OTHER EVENTS

On 8 August 2025 the Company's management was notified that that the Australian Securities and Investments Commission ("ASIC") had commenced proceedings in the Magistrates Court in Adelaide, South Australia, for failing to lodge annual reports and interim reports for the years 2021, 2022, 2023, and 2024 with ASIC. The Company understands it was convicted following an ex parte hearing (a hearing which the Company did not attend). The maximum penalty is A$2,652,000 or approximately $1,726,000. At this time, the Company cannot quantify the amount of the penalty. The Company has retained legal counsel in relation to the matter and will provide further updates once more information comes to hand. The Company has completed the interim and annual reports for 2021 and will be filing these reports with ASIC shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 19, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer